Exhibit 12.1

Parkway Properties, Inc.

Ratio of Earnings to Combined Fixed Charges & Preferred Dividends

(in 000s)

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012	Quarter Ended September 30, 2013
Earnings:
Income (loss) from continuing operations, pretax	$(20,058)	$(16,336)	$(13,054)	$(36,687)	$(56,803)	$(15,902)
Less: equity in earnings	(771)	(445)	(326)	(57)	—	(393)
Interest expense	23,572	17,890	19,037	30,417	34,920	11,663
Income distributions from unconsolidated joint ventures	1,042	392	—	507	—	—

Earnings	$3,785	$1,501	$5,657	$(5,820)	$(21,883)	$(4,632)

Fixed charges and preferred dividends:
Interest expense	$23,572	$17,890	$19,037	$30,417	$34,920	$11,663
Capitalized interest	836	—	—	—	—	—
Preferred stock dividends	4,800	4,800	6,325	10,052	11,854	—

Total fixed charges and preferred dividends	$29,208	$22,690	$25,362	$40,469	$46,774	$11,663

Ratio of earnings to combined fixed charges and preferred stock dividends	0.13	0.07	0.22	(0.14)	(0.47)	(0.40)

Deficiency (if ratio less than 1.00)	(25,423)	(21,189)	(19,705)	(46,289)	(68,657)	(16,295)